SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. __X__ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .______ No. __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on May 22, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English concerning the resolutions passed at the second extraordinary general meeting of the Company in 2002. A copy of each of the announcement is included in this Form 6-K of the Company.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Resolutions Passed at the Class Meeting For Holders of Domestic Shares, Class Meeting for Holders of H Shares and the Second Extraordinary General Meeting in 2002

The class meeting for holders of domestic shares, the class meeting for holders of H shares and the second Extraordinary General Meeting (the "EGM") in the year 2002 of China Southern Airlines Company Limited (the "Company") were held at the time stated below on Tuesday, May 21, 2002 at the Company's headquarters at Baiyun International Airport, Guangzhou, the People's Republic of China (the "PRC").

Shareholders and proxies representing 2,200,000,000 domestic shares, equivalent to 100% of domestic shares' shareholders, representing 1,144,253,998 H shares, equivalent to 97.45% of H shares' shareholders, representing 99.11% of the Company's total share capital, attended the class meeting for holders of domestic shares, class meeting for holders of H shares and the EGM, respectively. In accordance with the requirements under the PRC Company Law and the articles of association of the Company:

Class meeting for Holders of Domestic Shares

The class meeting for holders of domestic shares was held at 9:00 am on Tuesday, May 21, 2002. The following resolution was passed as a special resolution at the class meeting:

"**THAT** the Company be authorized to increase its share capital by the issue ("A Share Issue") of new ordinary shares to the general public, the major terms and conditions of which are set out below, be and is hereby approved:

1. Type of securities to be issued: domestic ordinary shares denominated in Renminbi in the share capital of the Company ("A Shares").
2. Number of A shares to be issued: not more than 1,000,000,000 A Shares at a par value of RMB 1.00 each.
3. Exchange on which the A Shares will be listed: The Shanghai Stock Exchange.
4. Target subscribers: All natural persons and legal person investors (except those restricted by the PRC laws and regulations) who have A Shares stock trading accounts with the Shanghai Stock Exchange.
5. Basis for determination of the issue price: The issue price for the proposed A Share Issue will be determined by way of book-running on the basis of cumulative price bid."

Class meeting for Holders of H Shares

The class meeting for holders of H shares was held at 9:30 am on Tuesday, May 21, 2002. The following resolution was passed as a special resolution at the class meeting:

"**THAT** the Company be authorized to increase its share capital by the issue of new ordinary shares to the general public, the major terms and conditions of which are set out below, be and is hereby approved:

1. Type of securities to be issued: A Shares.
2. Number of A Shares to be issued: not more than 1,000,000,000 A Shares at a par value of RMB 1.00 each.
3. Exchange on which the A Shares will be listed: The Shanghai Stock Exchange.
4. Target subscribers: All natural persons and legal person investors (except those restricted by the PRC laws and regulations) who have A Shares stock trading accounts with the Shanghai Stock Exchange.
5. Basis for determination of the issue price: The issue price for the proposed A Share Issue will be determined by way of book-running on the basis of cumulative price bid."

EGM

The second EGM was held at 10:00 am on Tuesday, May 21, 2002. The following resolutions were passed at the EGM:

(I) Passed as an **ordinary resolution:**

"**THAT** the report on the use of remaining proceeds raised from the Company's initial public offering be and is hereby approved."

(II) Passed as a **special resolution:**

"**THAT** the Company be authorized to increase its share capital by the issue of new ordinary shares to the general public, the major terms and conditions of which are set out below, be and is hereby approved:

1. Type of securities to be issued: A Shares.
2. Number of A Shares to be issued: not more than 1,000,000,000 A Shares at a par value of RMB 1.00 each.
3. Exchange on which the A Shares will be listed: The Shanghai Stock Exchange.
4. Target subscribers: All natural persons and legal person investors (except those restricted by the PRC laws and regulations) who have A Shares trading accounts with the Shanghai Stock Exchange.
5. Basis for determination of the issue price: The issue price for the proposed A Share Issue will be determined by way of book-running on the basis of cumulative price bid."

(III) Passed as a **special resolution:**

"**THAT** the proceeds from the proposed A Share Issue, referred to in Resolution no. (II) passed at the EGM, be applied in the following manner be and is hereby approved:

1. for acquisition of certain B737-800 aircraft and related equipment. Such certain B737-800 aircraft are among the twenty B737-800 aircraft as disclosed in the Company's announcement dated October 3, 2001 and circular dated October 26, 2001.
2. if the amount of the net proceeds raised from the A Share Issue exceeds the total amount of the acquisitions of such certain B737-800 aircraft and related equipment, the surplus will be used for repayment of long-term loans the maturity of which fall due within 1 year and as working capital; and if the amount of the net proceeds is less than the total amount of the acquisitions, the Company will raise funds or continue to fund by commercial loans with PRC domestic banks to cover the shortfall."

(IV) Passed as an **ordinary resolution:**

"**THAT** all holders of the shares of the Company be and are hereby approved to be entitled to the Company's profit accrued as at and upon the completion of the A Share Issue referred to in Resolution no. (II) passed at the EGM."

(V) Passed as a **special resolution:**

"**THAT** the board of directors of the Company be authorized to act and deal with all matters in connection with the A Share Issue including but not limited to:

1. subject to the issue of not more than 1,000,000,000 A Shares as approved at the EGM, the determination of the dates for issuing the A Shares, the exact number of A shares to be issued, the issue price per share, method of issuing, issuing price range, and all the other matters incidental to the A Share Issue;
2. subject to the issue of not more than 1,000,000,000 A Shares as approved at the EGM, the determination of whether to grant the lead manager of the A Share Issue an over-allotment option, depending on the market conditions;
3. based on the outcome of the A Share Issue, the approval of amendments to the articles of association of the Company to reflect the new share structure of the Company after the A Share Issue;
4. carrying out of all other steps and actions which are necessary, expedient or desirable for or in connection with the A Share Issue."

(VI) Passed as a **special resolution:**

"**THAT** the authority for the A Share Issue as approved by the above resolutions be valid for one year commencing from the date of passing of this resolution."

(VII) Passed as a **special resolution:**

"**THAT** the Amended and Restated Articles of Association be and is hereby approved."

(VIII) Passed as an **ordinary resolution:**

"**THAT** the Rules of Procedures for Shareholders' General Meeting be and is hereby approved."

(IX) Passed as an **ordinary resolution:**

"**THAT** the Rules of Procedures for Board of Directors be and is hereby approved."

(X) Passed as an **ordinary resolution:**

"**THAT** the Rules of Procedures for Supervisory Committee be and is hereby approved."

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the PRC,
May 21, 2002

Hong Kong Commercial Daily News

香港商報
May 22, 2002

中國南方航空股份有限公司
China Southern Airlines Company Limited

(於中華人民共和國註冊成立之股份有限公司)

於內資股類別股東會議、H股類別股東會議及二零零二年第二次臨時股東大會上通過的決議案

中國南方航空股份有限公司(「本公司」)的內資股類別股東會議、H股類別股東會議及二零零二年第二次臨時股東大會(「臨時股東大會」)已於二零零二年五月二十一日星期二於下文所述之時間假座本公司位於中華人民共和國(「中國」)廣州白雲國際機場的總部舉行。

股東及受委代表(佔2,200,000,000股內資股(相等於內資股股東的100%),佔1,144,253,998股H股(相等於H股股東的97.45%),佔本公司股本總額的99.11%)分別出席內資股類別股東會議、H股類別股東會議及臨時股東大會。根據中國公司法及本公司公司章程的規定:

內資股類別股東會議

內資股類別股東會議已於二零零二年五月二十一日星期二上午九時正舉行。以下決議案已於類別會議上獲通過為特別決議案:

「**動議**批准公司向社會公眾增發新普通股(「A股發行」)以增加資本,其主要條款及條件如下:

1. 發行證券種類:本公司股本中內資人民幣普通股(「A股」)。
2. 將發行的A股數目:每股面值人民幣1.00元的A股不超過10億股。
3. A股擬上市的交易所:上海證券交易所。
4. 發行對象:發行對象為在上海證券交易所開設股東帳戶的中國境內自然人和機構投資者(中國法律、法規禁止者除外)。
5. 發行定價方式:按照市場需求,採用簿記建檔法,通過累計投標詢價的方式,確定建議A股的發行價格。」

H股類別股東會議

H股類別股東會議已於二零零二年五月二十一日星期二上午九時三十分舉行。以下決議案已於類別會議上獲通過為特別決議案:

「**動議**批准本公司向社會公眾增發新普通股以增加資本,其主要條款及條件如下:

1. 發行證券種類:A股。
2. 將發行的A股數目:每股面值人民幣1.00元的A股不超過10億股。
3. A股擬上市的交易所:上海證券交易所。
4. 發行對象:發行對象為在上海證券交易所開設股東帳戶的中國境內自然人和機構投資者(中國法律、法規禁止者除外)。
5. 發行定價方式:按照市場需求,採用簿記建檔法,通過累計投標詢價的方式,確定A股的發行價格。」

臨時股東大會

第二次臨時股東大會已於二零零二年五月二十一日星期二上午十時舉行。以下決議案已於臨時股東大會上獲通過：

(I) 獲通過為**普通決議案**：

「**動議**批准運用本公司首次公開招股所籌集的款項餘額報告。」

(II) 獲通過為**特別決議案**：

「**動議**批准本公司向社會公眾增發新普通股以增加資本，其主要條款及條件如下：

1. 發行證券種類：A股。
2. 將發行的A股數目：每股面值人民幣1.00元的A股不超過10億股。
3. A股擬上市的交易所：上海證券交易所。
4. 發行對象：發行對象為在上海證券交易所開設股東帳戶的中國境內自然人和機構投資者(中國法律、法規禁止者除外)。
5. 發行定價方式：按照市場需求，採用簿記建檔法，通過累計投標詢價的方式，確定A股的發行價格。」

(III) 獲通過為**特別決議案**：

「**動議**批准臨時股東大會第(II)項決議所通過的建議A股發行募集資金投向如下：

1. 引進B737-800型號飛機及相關設備。該等飛機屬本公司於二零零一年十月三日所發表的公佈及二零零一年十月二十六日通函中所披露的二十架B737-800飛機中其中部份飛機；
2. 假如A股發行籌得的所得款項淨額超過該等引進B737-800飛機及相關設備之總額，盈餘將用作償還於一年內到期的現有長期貸款及作為營運資金；及假如A股發行籌得的所得款項淨額少於該等引進的總額，本公司將從或繼續從中國當地銀行的商業貸款取得資金籌集資金彌補差額。」

(IV) 獲通過為**普通決議案**：

「**動議**批准於臨時股東大會上第(II)項決議案所述A股發行完成後，本公司所有股東有權獲得本公司累計溢利。」

(V) 獲通過為**特別決議案**：

「**動議**批准授權本公司董事會負責執行及處理與A股發行相關的有關事宜包括但不限於：

1. 經臨時股東大會批准發行不超過10億股A股，決定本次發行A股的發行時機、將發行A股的具體數目、發行方式、詢價區間、每股發行價格及其它A股發行相關事項；
2. 待臨時股東大會批准發行不超過10億股A股後，按市況決定是否授予A股發行主承銷商超額配售選擇權；
3. 根據A股發行的結果，批准修改公司章程，從而反映A股發行完成後本公司新的股本結構；
4. 辦理與A股發行有關的其他一切必須、權宜或恰當事宜。」

(VI) 獲通過為**特別決議案**：

「**動議**批准有關本次A股發行的決議有效期為臨時股東大會通過決議案之日起一年內有效。」

(VII) 獲通過為**特別決議案**：

「**動議**批准修訂及重列的公司章程。」

(VIII) 獲通過為**普通決議案**：

「**動議**批准股東大會議事規則。」

(IX) 獲通過為**普通決議案**：

「**動議**批准董事會議事規則。」

(X) 獲通過為**普通決議案**：

「**動議**批准監事會議事規則。」

承董事會命
公司秘書
蘇亮

中國，廣州，
二零零二年五月二十一日

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________ Su LIANG

Name: Su Liang
Title: Company Secretary

Date: May 27, 2002